UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Cushing MLP Total Return Fund

(Name of Issuer)

Common Shares, par value of $0.001 per share

(Title of Class of Securities)

231631102

(CUSIP Number)

December 31, 2013**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	As a result of an administrative error, this Schedule 13G is filed late (See Item 4).

CUSIP No. 231631102	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON LPL Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,340,235 Common Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,235 Common Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON BD IA

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is The Cushing MLP Total Return Fund (the “Fund”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Fund are located at 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of LPL Financial LLC (“LPL Financial”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of LPL Financial is 75 State Street, Boston, Massachusetts 02109.

Item 2(c).	Citizenship

LPL Financial is organized under the laws of California.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Fund to which this filing on Schedule 13G relates is Common Shares, par value $0.001 per share (the “Common Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Fund’s Common Shares is 231631102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

LPL Financial, in its capacity as investment adviser, may be deemed to beneficially own 3,340,235 shares of the Fund’s Common Shares, which are held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial.*

Item 4(b).	Percent of Class

9.9%* of the Common Shares of the Fund. This percentage is based on 33,671,512 Common Shares outstanding which is the total number of Common Shares outstanding as of April 17, 2015 as reported in the Fund’s Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on April 22, 2015.

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	0

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	0

(iv) shared power to dispose or to direct the disposition of:	3,340,235 Common Shares*

*	As a result of an administrative error, this report was not filed within 45 days of December 31, 2013, the end of the calendar year in which the number of shares of the Fund’s Common Shares held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial exceeded 5% of the Common Shares of the Fund. As of the date of this filing, LPL Financial may be deemed to beneficially own 3,340,235 shares representing 9.9% of the Common Shares of the Fund.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this Schedule 13G is filed by LPL Financial, in its capacity as investment adviser, are owned by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 24, 2015

LPL FINANCIAL LLC

By:	/s/ Gregory M. Woods
Gregory M. Woods
Executive Vice President, Deputy General Counsel